EXHIBIT  11

Nano-Proprietary, Inc.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Computation of income ( loss ) per common share:

Net income (loss) applicable to common shareholders	$(1,534,897)	$(600,597)	$ (4,214,202)	$(4,946,351)

Weighted average number of common shares	95,424,044	75,984,625	87,366,507	71,829,575

Net income (loss) per common share	$(0.02)	$(0.01)	$(0.05)	$(0.07)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.